UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

( Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number
Geo Genesis Group, Limited
 (Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

The Republic of the Marshall Islands
 (Jurisdiction of incorporation or organization)

10th Floor Building No. 7
Shinan Software Park
288 Ningxia Road
Quingdao 266071
People’s Republic of China
(Address of principal executive offices)

Copies to:
Richard A. Friedman, Esq.
Elizabeth Herman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
Common Stock
Common stock, Par Value $0.0001
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.                                                                                                                                                     None

As of November 11, 2008 the number of outstanding shares of each of the issuer’s classes of capital or common stock was as follows: 67,725,692 fully paid Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act ☐   Yes     ☒   No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐   Yes     ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☐    Yes      x No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer

☐ Large Accelerated filer                      ☐ Accelerated filer                     ☒  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  ☒  Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐   Yes     ☒   No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court. ☐   Yes     ☐   No

EXPLANATORY NOTE

The Company’s consolidated financial statements are prepared in accordance with International Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of the Company are included herein immediately preceding the financial statements.

Table of Contents

CERTAIN INFORMATION

As used in this report, “we,” “us,” “our,” the “Company,” “The Group” and “GGG” refers to Geo Genesis Group, Ltd.. and its subsidiaries, Geo Genesis Group, Inc. and Qingdao China Partners Investment Advisory Co.., Limited, except where it is clear that such terms mean only Geo Genesis Group, Ltd.

            International GAAP standards conform in all material respects with generally accepted accounting principles in the United States, except as noted in our financial statements attached.  See “Item 17.”

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words believe, expect, anticipate, project and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this annual report including those set forth in ‘Risk Factors’ in this report, describe factors, among others, that could contribute to or cause such differences.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Directors
Marc Stephen Koplik (Non-Executive Chairman)
Roger Emile Bendelac (Chief Executive Officer)
Anastasio Carayannis (Chief Operating Officer)
Philip Roger Howard Connor III (Chief Financial Officer)
Albert O’Neil Grant II (Non-Executive Director)
Ian Frederick Davison (Non-Executive Director)

Addresss:
c/o Henderson & Koplik,
The Graybar Building,
420 Lexington Avenue,
Suite 2831,
New York, NY 10170
United States

B.	Advisors

Corporate Advisors/Investment Bankers/Regulatory Advisors on PLUS Markets
Orange Corporate Finance Limited
Devlin House
36, Saint George Street
Mayfair
London, W1S 2FW
United Kingdom

English Legal Advisers to the Company
Faegre & Benson LLP
7 Pilgrim Street
London EC4V 6LB
United Kingdom

Marshall Islands Legal Advisers to the Company
Reeder & Simpson P.C.
RRE Commercial Center
P.O. Box 601
Majuro
MH 96960
Marshall Islands

Bermuda Legal Advisers to the Company
Appleby
Canon’s Court
22 Victoria Street
PO Box HM 1179
Hamilton HM EX
Bermuda

Financial PR
St Brides Media & Finance Limited
Chaucer House
38 Bow Lane
London EC4M 9AY
United Kingdom

Principal Registrar
Computershare Investor Services (Channel Island) Limited
Ordnance House
31 Pier Road
St Helier, Jersey JE4 8PW
Channel Islands

Depositary and Custodian
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
United Kingdom

C.	Auditors

Auditors and Reporting Accountants - UK
Mazars LLP
Tower Bridge House
St Katharine’s Way
London E1W 1DD
United Kingdom

Reporting Accountants - US
Camacho & Camacho, LLP
4105 US Highway 1 Suite 12
Monmouth Junction, NJ 08852

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables summarize selected financial data for the Company (prepared in accordance with International generally accepted accounting principles (“International GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 7 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

	6-months Period Ended March 31, 2008 (Unaudited)	From April 2 to September 30, 2007
(a) Total revenue	$102,977	$56,294
(b) Income (loss) from continuing operations	$(1,108,898)	$(75,763)
Total	$(1,108,898)	$(75,763)
Per Share¹
(c) (Loss) earnings from discontinued operations	$0	$0
Total	$(1,108,898)	$(75,763)
Per Share¹
(d) Total assets	$2,087,953	$418,309
(e) Total long-term debt	$0	$0
(f) Capital stock	$6,773	$6,420
(g) Total shareholders’ equity	$1,961,616	$361,294
(h) Cash dividends declared per share	$0	$0
(i) Net earnings (loss) for the period	(1,108,898)	$(75,763)
Total
Per Share¹	$(1.68)	$(0.0031)

(1) The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

Exchange Rates
Not applicable

 B. Capitalization and indebtedness

The following table summarizes our capitalization and indebtedness for the period from April 2, 2007 to September 30, 2007 and for the six months from October 1, 2007 ended March 31, 2008. The information in the table should be read in conjunction with the more detailed combined financial statements and notes presented elsewhere in this registration statement.

Capitalization and indebtedness
	As At Mar 31, 2008 (Unaudited)	As At Sept. 30, 2007 (Audited)
Indebtedness
Guaranteed	0	0
Unguaranteed	$126,337	$57,015
Secured	0	0
Unsecured	$126,337	$57,015

Shareholders' Equity
Common Shares, issued and outstanding: (3/31/2008 , 65,900,428 sh and 9/30/07, 24,172,929 sh)	$6,773	$6,420
Share premium account	2,719,929	$428,582

Accumulated deficit	$(1,184,661)	$(75,763)

Subject to escrow agreement
Translation reserves	$1,365	$2,055
Free trading common shares
Share option reserve	$418,210	$0

Warrants (expiring)

Brokers' options (expiring)
Options to acquire stock

Fully Diluted Shares
Net shareholders' equity	$1,961,616	$361,294
Total capitalization	$1,961,616	$361,294

	As At Mar 31, 2008 (Unaudited)	As At Sept. 30, 2007 (Audited)
Cash and cash equivalents	$1,932,123	$307,337
Total assets	$2,087,953	$418,309
Convertible redeemable preference shares(1)
Total shareholders’ (deficit) equity	$1,961,616	$361,294

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We have a limited operating history and limited historical financial information upon which you may evaluate our performance

We are in our early stages of development and face risks associated with a new company in a growth industry. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our common stock to the point investors may lose their entire investment. Even if we accomplish these objectives, we may not generate positive cash flows or the profits we anticipate in the future

We give no assurances that any plans for future expansion will be implemented and if we do not secure adequate financing, our profitability may be adversely affected.

Our ability to implement our business plan and ultimately generate enough revenue to be profitable is directly influenced by our ability to secure adequate financing.  If we do not receive significant funding from future investors, we will experience delays in our growth strategies and, ultimately, in our profitability.

Failure to attract and retain key personnel could have a material adverse effect on our business

We are dependent on various key personnel within our organizations including the officers Roger Emile Bendelac, Anastasio Carayannis, and Philip Roger Howard Connor III.   There is no guarantee that these individuals will remain with the Company and if any of them were to leave this may have an adverse effect on the Company’s business, financial condition and/or results of operations whilst management time is directed towards finding suitable replacements or if no suitable replacement is available to the Company. Any future unavailability of the services of such key personnel may result in a failure of the Company to meet its investment objectives.

Our employment  agreements do not protect the Company  against competition from former executive directors of the Company

Phillip Roger Howard Connor III, our CFO, Roger Emile Bendelac, our CEO, and Anastasio Carayannis, our COO, have service agreements in place with the Company. The terms of the service agreements are relatively basic and do not include provisions normally associated with standard UK service agreements including, inter alia, non-compete provisions or immediate termination provisions in the event an officer commits an act amounting to negligence or breaches the terms of his service agreement. The latter risk is negated to some degree on the basis the Company can terminate the service agreement with one day’s written notice. There is a risk to the Company however if the officer leaves the employ of the Company and sets up a competing business. That risk is also mitigated on existing business flow since the Company is usually protected by a non-circumvent agreement with its clients which protects the Company on specific assignment.

We face competition for a limited pool of investment opportunities which may reduce our potential profits

There are other companies operating in a similar sector to the Company, such as private equity funds,  financial institutions and other investors, both local to each target market the Company has identified and foreign, actively seeking and making investments in emerging markets. A number of these competitors may be substantially larger and may have considerably greater financial, technical and marketing resources than the Company.  Although we view ourselves in a favorable position vis-à-vis our competition, some of the other companies that sell into our market may be more successful than us and/or have more experience and money that we do.  Competition may lead to either an over-supply of business similar to that of the Company or  to prices for providing services being driven down as a result of potential advisers trying to win new business. In addition, competition for a limited number of potential investment opportunities may lead to a delay in making investments. The existence of such competition may have a material adverse impact on the Company’s ability to secure investment opportunities and ultimately reduce the Company’s potential profits.   There may be restrictions regarding investments made by foreign entities into certain emerging markets, and certain investments may require prior evaluation or approval by the governments of such markets. This may increase the competition for a limited number of investments considered to be attractive by the Company, and which may ultimately result in investment delays for the Company.

Changes in the tax laws could have a detrimental effect on our Company

Changes or interpretation of existing tax legislation in the jurisdictions the Company operates could be a possibility and such changes or interpretations may have an adverse effect on the tax liabilities of the Company or its subsidiaries.

Risks relating to the PRC
The Company has a presence in the PRC and is currently focusing the majority of its efforts on developing business there. Notwithstanding that this is not the only emerging market that the Company is focused on, it does account for a substantial proportion of the Company’s business to date and a significant amount of management time is spent on exploring ventures and initiatives in the PRC.

We face economic risks generally associated with doing business in China

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government intervention, level of development, control of foreign exchange and allocation of resources. Since 1949, the economy of the PRC has been a planned economy subject to annual, five-year and ten-year state plans adopted by the PRC Government and implemented, to a large extent, by provincial and local authorities, which set production and development targets. Although the PRC Government has implemented measures since the late 1970’s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in the PRC is still owned by the PRC Government. In addition, the PRC Government continues to play a significant role in the regulation of industry via the imposition of industrial policies. The PRC Government also exercises significant control over PRC economic growth through the allocation of resources, the controlling of payment of foreign currency denominated obligations, the setting of monetary  policy and the provision of preferential treatment to particular industries or companies. While the PRC economy has grown significantly in the past twenty years, growth has been uneven, both geographically and among the various business sectors of the economy. Many of the reforms and measures implemented by the PRC Government are unprecedented or experimental and are expected to be refined and improved over time. Some of these reforms or measures benefit the overall PRC economy but the Company’s business may be affected by such reforms. For example, the financial condition and results of operations of the Company. in the PRC may be adversely affected by government control over capital investments, changes in tax regulations or tougher measures taken against environmental pollution that are applicable to the Company.  It is unclear how future economic reforms and macroeconomic measures adopted by the PRC Government will affect the economic development of the PRC. Furthermore, there can be no assurance that such measures will be applied consistently and/or effectively, or that the Company  will benefit from such reforms.

The People’s Republic of China legal and judicial system may not adequately protect foreign investors and enforce their rights

The Chinese legal and judicial system may negatively impact foreign investors. In 1982, the National People's Congress amended the Constitution of China to authorize foreign investment and guarantee the "lawful rights and interests" of foreign investors in the People’s Republic of China. However, the People’s Republic of China's system of laws is not yet comprehensive. The legal and judicial systems in the People’s Republic of China are still rudimentary, and enforcement of existing laws is inconsistent. Many judges in the People’s Republic of China lack the depth of legal training and experience that would be expected of a judge in a more developed country. Because the Chinese judiciary is relatively inexperienced in enforcing the laws that do exist, anticipation of judicial decision-making is more uncertain than would be expected in a more developed country. It may be impossible to obtain swift and equitable enforcement of laws that do exist, or to obtain enforcement of the judgment of one court by a court of another jurisdiction. The People’s Republic of China's legal system is based on written statutes; a decision by one judge does not set a legal precedent that is required to be followed by judges in other cases. In addition, the interpretation of Chinese laws may be varied to reflect domestic political changes.

The promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors. However, the trend of legislation over the last 20 years has significantly enhanced the protection of foreign investment and allowed for more control by foreign parties of their investments in Chinese enterprises. There can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting the People’s Republic of China's political, economic or social life, will not affect the Chinese government's ability to continue to support and pursue these reforms. Such a shift could have a material adverse effect on our business and prospects.

The practical effect of the People's Republic of China legal system on our business operations in the People’s Republic of China can be viewed from two separate but intertwined considerations. First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate Articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the general corporation laws of the several states. Similarly, the People’s Republic of China accounting laws mandate accounting practices, which are not consistent with U.S. Generally Accepted Accounting Principles.  The People’s Republic of China's accounting laws require that an annual "statutory audit" be performed in accordance with People’s Republic of China accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws. Article 14 of the People's Republic of China Wholly Foreign-Owned Enterprise Law requires a Wholly Foreign-Owned Enterprise to submit certain periodic fiscal reports and statements to designated financial and tax authorities, at the risk of business license revocation. Second, while the enforcement of substantive rights may appear less clear than United States procedures, the Foreign Invested Enterprises and Wholly Foreign- Owned Enterprises are Chinese registered companies, which enjoy the same status as other Chinese registered companies in business-to-business dispute resolution.

Any award rendered by an arbitration tribunal is enforceable in accordance with the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (1958). Therefore, as a practical matter, although no assurances can be given, the Chinese legal infrastructure, while different in operation from its United States counterpart, should not present any significant impediment to the operation of Foreign Invested Enterprises.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which precedents set in earlier legal cases are not generally used. The overall effect of legislation enacted over the past 20 years has been to enhance the protections afforded to foreign invested enterprises in the PRC. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, such as the right of foreign invested enterprises to hold licenses and permits such as requisite business licenses.

In addition, some of our present and future executive officers and our directors may be residents of the People’s Republic of China and not of the United States, and substantially all the assets of these persons are located outside the United States. As a result, it could be difficult for investors to affect service of process in the United States, or to enforce a judgment obtained in the United States against us or any of these persons.

The People’s Republic of China laws and regulations governing our current business operations are sometimes vague and uncertain. There are substantial uncertainties regarding the interpretation and application of People’s Republic of China laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We and any future subsidiaries are considered foreign persons or foreign funded enterprises under People’s Republic of China laws, and as a result, we are required to comply with People’s Republic of China laws and regulations. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new People’s Republic of China laws or regulations may have on our business.

Governmental control of currency conversion may affect the value of your investment.

Although the Chinese government introduced regulations in 1996 to allow greater convertibility for current account transactions, significant restrictions still remain, including, primarily, the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies after providing valid commercial documents, at those banks in the People’s Republic of China authorized to conduct foreign exchange business.

In addition, conversion for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of foreign currencies.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi, and between those currencies and other currencies in which our sales may be denominated. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position, our business and the price of our common stock may be harmed. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiary in the People’s Republic of China would be reduced.

The People’s Republic of China government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the People’s Republic of China. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency dominated obligations. Under existing People’s Republic of China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of the People’s Republic of China to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies.

The People’s Republic of China government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain expenses as they come due.

The fluctuation of the Renminbi may materially and adversely affect your investment.

The value of the Renminbi against the U.S. Dollar and other currencies may fluctuate and is affected by, among other things, changes in the People’s Republic of China's political and economic conditions. As we rely almost entirely on revenues earned in the People’s Republic of China, any significant revaluation of the Renminbi may materially and adversely affect our cash flow, revenue and financial condition. For example, to the extent that we need to convert U.S. Dollars we receive from an offering of our securities into Renminbi for our operations, appreciation of the Renminbi against the U.S. Dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. Dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. Dollar appreciates against the Renminbi, the U.S. Dollar equivalent of the Renminbi we convert would be reduced. In addition, the depreciation of significant U.S. Dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

On July 21, 2005, the People’s Republic of China government changed its decade-old policy of pegging the value of the Renminbi to the U.S. Dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 2.0% appreciation of the Renminbi against the U.S. Dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the People’s Republic of China government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. Dollar.

Recent PRC State Administration of Foreign Exchange Regulations regarding offshore financing activities by People’s Republic of China residents have undergone a number of changes which may increase the administrative burden we face. The failure by our shareholders who are People’s Republic of China residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our People’s Republic of China resident shareholders to liability under People’s Republic of China law.

State Administration of Foreign Exchange issued a public notice ("October Notice") effective from November 1, 2005, which requires registration with the State Administration of Foreign Exchange by the People’s Republic of China resident shareholders of any foreign holding company of a People’s Republic of China entity. Without registration, the People’s Republic of China entity cannot remit any of its profits out of the People’s Republic of China as dividends or otherwise; however, it is uncertain how the October Notice will be interpreted or implemented. In the event that the proper procedures are not followed under the October Notice, we could lose the ability to remit monies outside of the People’s Republic of China and would therefore be unable to pay dividends or make other distributions. Our People’s Republic of China resident shareholders could be subject to fines, other sanctions and even criminal liabilities under the People’s Republic of China Foreign Exchange Administrative Regulations promulgated January 29, 1996, as amended.

Risks Related to the Common Stock

There is a limited public market for the common stock.

There is currently a limited public market for our common stock and ownership of our stock is concentrated in the hands of a limited number of individuals. Our stockholders may, therefore, have difficulty selling their common stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares of common stock, which may be purchased, may be sold without incurring a loss. Any such market price of the common stock may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the common stock in the future. Further, the market price for the common stock may be volatile depending on a number of factors, including business performance, industry dynamics, and news announcements or changes in general economic conditions.

We have not paid and do not anticipate paying any dividends on our common stock; therefore, our securities could face devaluation in the market.

We have paid no dividends on our common stock to date and it is not anticipated that any dividends will be paid to holders of our common stock in the foreseeable future. While our dividend policy will be based on the operating results and capital needs of the business, it is anticipated that any earnings will be retained to finance our future expansion and for the implementation of our new business plan. Lack of a dividend can further affect the market value of our common stock, and could significantly affect the value of any investment in us.

Our shares are subject to the U.S. “Penny Stock” Rules and investors who purchase our shares may have difficulty re-selling their shares as the liquidity of the market for our shares may be adversely affected by the impact of the “Penny Stock” Rules.

Our stock will be subject to U.S. “Penny Stock” rules, which may make the stock more difficult to trade on the open market. Our common shares are not currently traded on the OTCBB, but it is the Company’s plan that the common shares be quoted on the OTCBB. A “penny stock” is generally defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i) the equity security is listed on NASDAQ or a national securities exchange;
(ii) the issuer of the equity security has been in continuous operation for less than three years, and either has (a) net tangible assets of at least US$5,000,000, or (b) average annual revenue of at least US$6,000,000; or
(iii) the issuer of the equity security has been in continuous operation for more than three years, and has net tangible assets of at least US$2,000,000.

Our common stock does not currently fit into any of the above exceptions.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in our common stock will be subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend our securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share. Since our common stock is currently deemed penny stock regulations, it may tend to reduce market liquidity of our common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market.

The low price of our common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of our common stock also limits our ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders may pay transaction costs that are a higher percentage of their total share value than if our share price were substantially higher.
.
ITEM 4.	INFORMATION ON THE COMPANY\

A.	History and Development of the Company

Geo Genesis was incorporated and registered in the Marshall Islands on April 2, 2007 under the name Geo Genesis Group, Limited.  The Company was incorporated under the Business Corporations Act with company number 23087.

The registered address of the Company is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH096960, Marshall Islands.

The principal place of business of the Company is 10th Floor, Building No.7, Shinan Software Park, 288 Ningxia Road, Qingdao 266071, People’s Republic of China.  The telephone number at its principal place of business is +86(0)532 8571 0050.

The Company does business in China through its wholly owned subsidiary, Qingdao China Partners Investment Advisory Co. Ltd.  ("China Partners”).  China Partners is licensed by the Shangdong Province Commerce Department to provide corporate advisory services nationally.

Geo Genesis was formed as a holding company for the merged companies of Geo Genesis Group, Inc. (“GGGI”), which is registered in the United States, and China Partners .  Geo Genesis owns 100 percent of the share capital and 100 percent of the voting power in each of GGGI and China Partners.

Together with GGGI and China Partners, Geo Genesis has established a further six subsidiary companies and also has equity stakes in other companies.   Geo Genesis is in the process of establishing a private equity asset management division.   Geo Genesis holds 100 percent of the voting power and 100 percent of the share capital in each of their six subsidiaries.  The subsidiaries are listed below and the registration or incorporation of each subsidiary is indicated in brackets.

•	China Partners Capital Management, Limited (Bermuda)
•	China Partners Private Equity, Limited (Bermuda)
•	China Partners Properties, Limited (Bermuda)
•	China Partners Property Management, Limited (Bermuda)
•	GGG Global Capital Management, Limited (Bermuda)
•	GGG Global Opportunities Limited (Bermuda)

The subsidiaries of Geo Genesis have been established primarily to operate as investment vehicles and/or strategic advisers to companies based and/or operating in emerging markets, with current efforts being primarily focused in China, which are seeking to raise capital in the EU, Hong Kong and the United States.
As discussed in depth below under “Business Overview”, the Company’s current focus is on developing our business in China and establishing a private  equity asset management division.

The Company holds non-control equity positions in the following private companies:

1. Changda, which is an advisory client of China Partners, is a Marshall Islands incorporated holding company with PRC operating subsidiaries specializing in fertilizer products. The Company owns 1,200,000 shares in Changda; and

2. Global Sealand Development, Limited (“Global Sealand”), which is an advisory client of China Partners, is a Marshall Islands incorporated holding company with operating subsidiaries in the PRC which are focused on construction management and environmental engineering. The Company owns 250,000 shares in Global Sealand.

No public takeover bids have been made by third parties in respect of the Company’s issued share capital.

B.	Business Overview

Overview

Geo Genesis intends to generate revenues from:
(i) profit sharing and holdings of shares and warrants in investee companies;
(ii) advisory fees and/or equity positions taken in advisory clients or investee companies; and
(iii) management fees and profit sharing for assets under management.

Management believes there are numerous opportunities in emerging markets for international investors and companies, and further believe that, due to the combined financial and professional services experience of the Management, the Company will be able to take advantage of such opportunities by building on and solidifying its existing network of contacts based in emerging market countries.

Management believes it is important to develop and maintain specialist skills and expertise through having a local presence, alliances, partnerships and networks in the emerging markets within which the Company operates. By way of example, the Company, through its wholly-owned subsidiary China Partners, has five professionals employed in Qingdao, PRC and the officers are continuing to develop a network of professional advisers throughout China and other emerging markets.

Operations and Principal Activities

Management believes the key objectives for the Company are to generate revenue and/or acquire equity positions in investee companies, advisory clients or assets within the target market through:

(i) the provision of advisory services, which include: corporate restructuring, corporate governance, marketing strategy, assisting in appointing international professional service providers such as financial advisers, placing agents, lawyers and accountants,  and assisting in the management and communication with such professional service providers;
(ii) the provision and/or sourcing of private placing and pre-IPO capital;
(iii) ensuring that the raising of capital is completed in conformity with applicable rules and regulations; and
(iv) providing research on selected industry sectors.

The Company’s activities are currently focused on China.  During the six month period ending March 30, 2008, the Company made substantial progress in extending the number of clients and client targets.  The Company formed a strategic partnership with the Quingdao office of the Bank of Communications, China’s first state-owned shareholding commercial bank, to provide comprehensive financial services to joint clients which provides us with additional exposure to interesting, undervalued companies that may require our services.  Additionally, our strategic partners, Hiking Group Co, Ltd., a large collective group which was formed by five trading companies at provincial level, has referred to us five of its potential investment companies as investment projects.  We have also taken steps towards the establishment of the first of our fund management companies, following the appointment of a Nominated Advisor for a fund raising and listing of the China Private Equity Management Company CPPE.

Principal Markets

The growth of emerging markets especially in Asia, South America and Eastern Europe, has increased their contribution and participation in the global economy. The Directors believe that they have the skills and ability to source and develop investment and advisory opportunities to maximize Shareholder value. The following countries are the initial target markets of Geo Genesis Group, Ltd..:

China

Currently, the Management considers China the key market for Geo Genesis, with all its activities managed through China Partners. The Company concentrates its efforts in the provinces of Jiangsu, Shandong and Hebei on the Eastern seaboard of China, between the cities of Beijing, Dalian and Shanghai known as “The Magic Triangle”.

Approximately 320 million people live within the area, where the average urban disposable income exceeded the national average by nearly 25 percent. in 2006 and accounts for 45 percent of China’s industrial output and 41 percent of total GDP.

Jiangsu province, located north of Shanghai, has the highest density of private enterprises in China, with more than 2 million private businesses operating in the province. Since the inception of economic reforms in 1978, Jiangsu has been a hot spot for economic development, and is now one of China’s most prosperous provinces. Many nationwide operating companies have their headquarters or significant offices in Beijing, whilst Shanghai is considered the commercial capital of China, being home to many multinational companies and the Shanghai Stock Exchange.

Shandong and Hebei are the richest provinces in terms of natural resources and have the strongest agricultural output in China, including products such as Yantai apples and Weifang radish. Shandong alone accounts for about 25 percent of the nation’s total gold production.  The area also includes three port cities of Shanghai, Tianjin and Qingdao.

Europe

(i) New members of the EU
Over the past five years new members of the EU have displayed economic growth and, as a result, an increase in personal wealth and disposable income, which has spurred consumer spending and created opportunities in the leisure and entertainment sector. The Directors expect improving political stability, regulatory environments and legal systems in these countries to provide favorable investment conditions.
In line with this, the Directors have identified areas of opportunity as companies from these countries have  direct access to consumers in the EU.

(ii) Potential EU members
Countries seeking to join the EU have been refining their economic policy and legal systems as part of their entry criteria, resulting in improved conditions for foreign investors. Some of these countries such as the Ukraine, Croatia and Turkey have EU trade agreements, which make the EU markets accessible for their products. The Directors believe there are opportunities to help companies in these countries to market their products in the EU.

India
India’s GDP is forecasted to grow at 8.7 percent. for 2008 due to investment demand and domestic consumption. India is recognized for the existence of a functioning democracy, the legal structure and an economy that is diversifying from recent success sectors of IT and services.  India’s middle class is expected to increase to 583 million people by 2025 and see their income increase eleven times. The Company will seek to exploit opportunities in the leisure and branded luxury goods sectors, areas in which the Directors consider India’s increasingly affluent middle-class to be focused.

Brazil

Brazil has a population of approximately 190 million people, a land mass almost the size of the United States  and is considered by many economists to be the world’s second largest developing economy after China. In April 2007, Brazil had a trade surplus of US$23.3 billion and the economy is expected to grow further in 2008.

Brazil’s recent growth is mainly built on exports of agricultural products and natural resources to India and China as well as the rest of the world. It is the second largest supplier of commodities and has one of largest supplies of iron ore. Brazil is one of the world’s largest exporters of beef, coffee, sugar and orange juice and has recently experienced growth in soy and wood pulp exports.

The Directors believe that Brazil offers many interesting opportunities as it further expands its economy.

ASEAN region

The ASEAN region consists of ten countries including Vietnam, Laos, Indonesia and Malaysia, which are developing a regional economic community. The Directors believe that the regional development in Asia generally has spurred investor interest in the ASEAN region.

Competitive Position

The Company faces competition from both international and domestic companies which seek to provide companies in China and other emerging markets with advisory services and access to funding sources.  The international competitors includes private equity and consultancy companies with operations in China and other emerging markets, among them industry leaders such as Blackstone Group and Carlyle Group, as well as numerous small and mid-sized companies. Domestic Chinese competition often lacks expertise  as well experience and access to international capital markets.  The Directors believe that to date few of the Company’s transactions have been challenged by a direct domestic or overseas competitor.

C.	Organizational Structure
The group structure is as follows:

The Company has the following subsidiaries and equity stakes in investee companies:

(i) Advisory subsidiaries
Geo Genesis Group, Inc. (United States)

GGGI is a wholly-owned subsidiary of the Company, which provides consulting and strategic advisory services to corporate clients, such services including corporate counseling. GGGI is incorporated in the State of Delaware, United States and maintains an office in Manhattan, New York. Primarily, GGGI provides its services to private companies operating in emerging markets and assists with the management and strategic needs of Geo Genesis Group, Ltd..

Qingdao China Partners Investment Advisory Co., Limited (China)

China Partners is a wholly-owned subsidiary of the Company and provides advisory services to companies operating and/or based in China. It is registered as a company in China, and has its headquarters in Qingdao, a major seaport and industrial centre in the Shandong Province. It also has representation in the cities of Dalian, Beijing and Shanghai.  China Partners’ operations in China are supervised and executed by the China-Asia Executive Committee. China Partners is licensed by the Shandong Province Commerce Department to provide corporate advisory services nationally, including advising Chinese companies in connection with:

· international securities exchange listings;
· international trade; and
· international accountancy standards.
China Partners is not however licensed to act as a regulated corporate finance entity in China or internationally. Geo Genesis Group, Ltd. will use third party professional advisers to consummate any transactions which it is engaged on.

To date, China Partners has been engaged by eight companies in China to act as an adviser. These include:

· Haier Group – this is one of the world’s largest white goods manufacturers and one of China’s Top 100 IT Companies. China Partners recently completed an advisory assignment as an independent corporate adviser in conjunction with Libertas Asia, and continues to consult with Qingdao Haier Finance and Economics Management Co., Ltd, a subsidiary of Haier Group;

· Qingdao Hongdapai Decorating Engineering Co., Limited – advising on a private placing in conjunction with the privatization and takeover of a gold mine in Shandong Province, China;

· Changda International Limited (“Changda”) – advised in connection with a US$3.5 million private placing. Changda, a holding company for Weifang Changda Fertilizer Co., Ltd and Weifang Changda Chemical Co., Ltd, is currently exploring the option of admitting its share capital to trading on AIM, pursuant to which the Company is acting as an independent adviser to Changda;

· Feicheng Mishan Cement Co., Ltd – advised in connection with corporate restructuring; and

· Qingdao Jinghua Diamond & Jewellery Co., Ltd – advised in connection with corporate restructuring.

In January 2008, the Company entered into a cooperation agreement with Hiking Group Co., Ltd (“Hiking
Group”) and intends to establish a Shanghai registered joint venture private equity investment company to invest in private placing and pre-IPO Chinese small and medium size enterprises. Hiking Group will invest in the joint venture through its subsidiary Hiking Group Shangdong Jinlong Investment Co., Ltd.

(ii) Investment subsidiaries

These wholly-owned subsidiaries consist of a Bermuda incorporated management company (the first named company in each instance below) and a corresponding Bermuda incorporated investmentcompany (the second named company in each instance below). The Company intends to operate a typical investment company structure, in that it will retain control of the management companies whilst seeking capital from third party sources to invest directly into the investment companies and thereby reducing, or perhaps liquidating in full, its stake in the investment companies.

China Partners Capital Management, Limited and China Partners Private Equity, Limited

It is our Management’s intention that China Partners Private Equity, Limited will focus on private placing and pre- IPO investment opportunities in mainland Chinese enterprises, such enterprises being those that the Directors believe will be interested in exploring international securities exchange listing and already employ a certain level of western corporate governance and accounting standards.

China Partners Property Management, Limited and China Partners Properties, Limited

China Partners Properties, Limited intends to target industrial, commercial and residential properties in mainland China. This company will focus primarily on development, re-development and distressed assets.

GGG Global Opportunities, Limited and GGG Global Capital Management, Limited

It is the intention of the officers that GGG Global Capital Management, Limited will invest in private placings, pre-IPO private equity and publicly quoted company debt with an initial focus in China and India. The Directors intend that the management company’s investment committee will consist of seven members, including Group employees, and at least two members nominated at the discretion of leading investing parties. The Directors also intend that the board of the investment company shall have a majority of directors who are independent of Geo Genesis Group, Ltd.. Each management company will be responsible for identifying new investment opportunities that fall within a defined investment criteria. Once a potential opportunity has been identified, the management company will carry out due diligence into the opportunity and, if it concludes the project suitable for investment, negotiate the terms. Final decisions on investments will be made by the investment company.

D.	Property, Plant and Equipment

Our Qingdao Office is located at 10th Floor Building No. 7, Shinan Software Park, 288 Ningxia Road, Quingdao 266071, People’s Republic of China.  The office space is approximately 497.45 square meters.  The lease for the premises commenced July 1, 2008 and expires on December 31, 2008.  The office rent is calculated on a daily basis of RMB 994.9 which is equivalent to RMB 363,138.50 (USD 53,170.49) per annum and shall be paid on a quarterly basis depending on the number of days in each quarter.

4A.	Unresolved Staff Comments

None

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with international generally accepted accounting principles included elsewhere in this Form 20-F.  There are no adjustment required to the audited financial statement to make them in compliance with  United States generally accepted accounting principles ("US GAAP") except for the presentation of current and non-current assets and liabilities.  Note 7 to the financial statement provides additional information reconciling the accounting principles with IFRS.  The interim financial statements are presented not in quarterly periods but on a six-month period.

This document contains certain forward-looking statements including, among others, anticipated trends in our financial condition and results of operations and our business strategy. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from these forward-looking statements. Important factors to consider in evaluating such forward-looking statements include (i) changes in external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) unanticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in the industries in which we operate; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace.

A.	Operating Results

Selected Annual Information –

The company’s financial condition is represented by financial statements from two fiscal years.  Audited financial statements for the five months from inception to September 30, 2007 was documented in one financial statement, and the six months ended March 30, 2008 was documented in the unaudited financial statements for the 2008 fiscal year.   Because the financial information is not from the same period of each fiscal year, the financial information cannot be compared.

Revenue

For the period from April 2, 2007 (incorporation) to September 30, 2007, the Company had revenues of $56,262.
For the six months ended March 30, 2008, the Company had net revenues of $102,977.   The revenue for this six month period was $105,690 for our United States division and a loss of $2,713 from our China division.

Operating Expenses

For the period from incorporation to September 30, 2007, the Company had operating expenses of $133,288.
For the six months ended March 30, 2008, the Company had operating expenses of $374,256.  For the six months ended March 30, 2008, operating expenses of $166,210 was incurred by our United States segment, $104,044 by our China segment, $11,2220 by our Bermuda segment and $86,214 from our Marshall Islands segment.

Loss from Operations

For the period from incorporation to September 30, 2007, the Company had an operating loss of $76,994 which included the operating expenses of $133,288.
For the six months ended March 30, 2008, the Company had an operating loss of $1,118,466.  This included operating expenses of $374,256, administrative expenses of $428,977, and a share option charge of $418,210.  The administrative expenses of $428,977 reflects expenses incurred as a result of the private placements and the listing of the Company’s shares on the PLUS Market.

Net Loss

For the period from incorporation to September 30, 2007, the Company had a net loss of $75,763.
For the six months ended March 30, 2008, the Company had a net loss of $1,108,898.  For the six months ended March 30, 2008, our net loss was $307,043 from our United States segment, $113,365 from our China segment, $11,220 from our Bermuda segment, and $667,270 from our Marshall Islands segment.

Investing Activities

For the period from incorporation to September 30, 2007, the Company had $299,924 net cash flow from investing activities.  This included $1,231 in interest received, $1,601 used for purchasing property and equipment, and $300,294 from the acquisition of a subsidiary.

For the six months ended March 30, 2008, the Company had $24,274 net cash flow from investing activities.  This included $9,568 from interest received, $14,644 used for the acquisition of intangibles and other assets and $19,198 from purchasing other property and equipment.

Stock Options Expensing

Not applicable

Foreign Currency Transactions

The appreciation of Chinese RMB against US Dollar has caused lower net investment value as capital funds need to be converted from US Dollar to RMB in order to be injected to the invested party.

Summary of Results
	6-Month Period Ended March 31, 2008 (Unaudited)	From April 2 to September 30, 2007 (Audited)
Revenues	$102,977	$56,294
Net (loss) earnings from continuing operations	$(1,108,898)	$(75,763)
Net (loss) earnings	$(1,108,898)	$(75,763)
Net (loss) earnings per shares
Basic	$(1.68)	$(0.0031)
Fully-Diluted	$(1.68)	$(0.0031)

B.	Liquidity and Capital Resources

Our primary source of income has been through private placements.  Between November 2007 and January 2008, the Company completed two separate private placements in the United States pursuant to which they raised gross proceeds of $2,291,700 at an offering share price of $0.65, for the purposes of working capital.   A table summarizing our cash flow since inception is included under ITEM 3: CAPITALIZATION AND INDEBTEDNESS.

C.	Research and development, patents and licenses, etc.

Since inception, we have not incurred any expenses related to research and development or patents and licenses.

D.	Trend Information

Our Chairman, Marc Kolpik, noted in statement that during the six months period ended March 30, 2008, we made substantial progress in extending the number of clients and client targets.  We anticipate that the fruit of such efforts, in the form of revenue and profit generation, will be collected during the second half of this year and the first half of 2009.

E.	Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of March 31, 2008 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Less than 1 year		1-3 years	4-5 years	After 5 years
Contractual Obligations:
Long-Term Debt Obligations		$0		--	--
Capital (Finance) Lease Obligations		$0
Operating Lease Obligations (1)	$			--	--
Purchase Obligations		$126,337
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet		0		--	--
Total Contractual Obligations and Commitments:		$126,337		--	--

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information concerning our directors and senior management:
Name	Age	Position
Marc Stephen Koplik	61	Chairman, non-executive director
Roger Emile Bendelac	51	Chief Executive Officer
Anastasio (“Taso”) Carayannis	48	Chief Operating Officer
Phillip Roger Howard Connor III	46	Chief Financial Officer
Albert O’Neil Grant II	61	Non-Executive Director
Ian Frederic Davison	50	Non-Executive Director
Jan Pannemann	34	China-Asia Executive Committee Member
Steven Liu	26	China-Asia Executive Committee Member
Carlos Campbell	68	Chairman, Advisory Board

There are no family relationships among the directors and senior management.

Set forth below is a biographical description of our directors and senior management based on information supplied by each of them.

Marc Stephen Koplik
Mr. Koplik was educated at Brown University (A.B. cum laude), where he was a Dean’s Scholar, College  Scholar and Francis Wayland Scholar, from where he graduated in 1968. Mr. Koplik is a graduate of Yale Law School. While at Yale he was an Editor of the Yale Law Journal and the Yale Journal of Law and Social Policy. In 1982, Mr. Koplik co-founded the law firm Henderson & Koplik, where he is currently the presiding partner. Prior to this, at Debevoise & Plimpton between 1971 and 1976, Mr. Koplik worked on financial and general corporate matters for a number of large blue-chip corporate clients. He also represented large insurance companies involved in secured and unsecured financing, project financing and leveraged lease financing. Mr. Koplik has served as a Director and/or General Counsel of Kuhns Brothers & Laidlaw, Laidlaw, Adams & Peck, Inc., investment bankers; Fayette Energy, an alternative power company; Jet Services; Vescom; Auerbach Financial Group and Auerbach Pollak & Richardson, a holding company and its subsidiary brokerage firm; and Haymarket Publishing in the United States. He also served as Vice President, General Counsel and Corporate Secretary of the New World Power Corporation, a public company listed on NASDAQ.
More recently, Mr. Koplik has served as General Counsel to Laidlaw & Company (UK) Limited, an investment bank and brokerage. He has also served as chief operating officer and chief compliance officer for a registered investment adviser and its hedge fund fund-of-funds. He has served as legal counsel to and a manager of a group of venture capital funds. Mr. Koplik is currently Chairman of the board of directors of Laidlaw Holdings PLC and Laidlaw & Company (UK) Ltd and serves as an adviser to a hedge fund.  Mr. Koplik is also currently a director of Galerie Prive.

Roger Emile Bendelac
Mr Bendelac is a graduate of the Institut d’Études Politiques de Paris, France and holds an M.B.A. with majors in both finance and international business from the Graduate Business School at Columbia University in New York. He began his career in 1980 at Oppenheimer & Co, and went to work at Shearson Lehman Brothers in 1985, before joining E.F. Hutton & Co in 1987. In all these roles he was a senior vice president involved with international investors in securities and commodities for both Europe and Latin America. In 1988 he became an investment executive for Westminster Securities Corp., a member of the New York Stock Exchange and concurrently, he was also co-founder and principal of REB Futures, a United States Commodity Futures Trading Commission registered commodity pool operator. Between 1992 and 1997, Mr. Bendelac was the chief executive officer of a strategic consulting firm, Genesis Associates, prior to joining Laidlaw Global Securities as a managing director in July 1997. Subsequently, he held positions of chief financial officer, director and chief operating officer at Laidlaw Global Corp., a then American Stock Exchange listed company, prior to becoming its chairman and chief executive officer in October 2000.   In 2001, Mr. Bendelac also served as director and member of the executive committee of Howe & Rusling, a Rochester based SEC registered money management firm as well as director of Laidlaw Pacific, then a Hong Kong based broker-dealer. In 2004, Mr. Bendelac formed Roger Bendelac Advisors, LLC to provide consulting services in connection with the restructuring of regulated broker-dealers. In February 2006, he joined Geo Genesis Group, Inc.  as a member of its Global Executive Committee and became Chief Executive Officer of the Company in January 2008. He is also on the China-Asia Executive Committee and a member of management companies’ investment committees of GGG Global Opportunities, China Partners Private Equity and China Partners Properties.  Mr. Bendelac is also currently a director of Bendelac Family L.P, Fermont Holdings LLC, Roger Bendelac Family L.P., Roger Bendelac Advisors Limited, Sea View Trading, LLC and S.E.D. LLC.

Anastasio (“Taso”) Carayannis
Mr. Carayannis joined the investment bank of Drexel Burnham Lambert as an apprentice, while attending New York University School of Business, in 1981 and went on to become an account executive and eventually Vice President for International High Net Worth and Institutional accounts. He subsequently joined Smith Barney in 1988 as a Vice President and eventually Senior Vice President in the International Division before joining Oppenheimer in 1989 where he became Director of the Private Client Alliances Group and a Senior Vice President for International Institutional and High Net Worth Accounts. At Oppenheimer he was responsible for the establishment of numerous strategic alliances with private financial firms including in Switzerland, Luxembourg, Greece, Bahrain and Brazil. Mr. Carayannis subsequently joined Prudential Bache Securities in 1994 as Head of Private Client Alliances and Senior Vice President in the International Division. In 1996 he joined Laidlaw Equities as Executive Director and developed the International Division. He subsequently became president and chief operating officer of Laidlaw Global Corp. and eventually chairman and chief executive officer, and led the firm to profitability and a listing on the American Stock Exchange. Mr. Carayannis co-founded Globeshare in 1999, the first internet based international trading platform using a global network of strategic alliances providing access to clients and research and served as its chairman and chief executive officer. In December 2000, he founded Geolink Advisors LLC, a global strategic corporate advisory firm that assisted emerging market companies to access the capital markets in the US and London. He has assisted a number of companies list on exchanges and was the co-founder of three AIM-listed companies involved in emerging market private equity and international shipping; SovGEM Limited, Global Oceanic Carriers Limited and Origo Sino-India PLC. He sits on the China-Asia Executive Committee and the management companies’ investment committees of GGG Global Opportunities, China Partners Private Equity and China Partners Properties.

Phillip Roger Howard Connor III
Mr. Connor began his career on Wall Street at Drexel Burnham Lambert in their training program in 1985, after graduating with a double major in Business Administration and Political Science from Southern Methodist University (“SMU”) in Dallas, Texas. He later joined Smith Barney through a Drexel Burnham Lambert merger in 1988. He joined Oppenheimer & Co. in 1989 as a Senior Vice President of Institutional Sales, specializing in global markets. His focus up to this point had been the Middle East and Latin America.  His expertise is in emerging market equities and Brady Bonds. Mr. Connor left Oppenheimer & Co. prior to the merger by CIBC in late 1995 and joined Prudential Bache Securities as a co-head of the Private Client Alliance Group. This group specialized in setting up strategic alliances in emerging markets. He later became a Managing Director of Laidlaw Global Securities in late 1996 and was in charge of Global Sales and Trading. He expanded his geographical expertise to Asia with a focus on China and China related securities. Mr. Connor is a co-founder of Geo Genesis Group, Inc.  and most recently has assisted companies listing on AIM, as a founding shareholder. He sits on the China-Asia Executive Committee and is a member of the management companies’ investment committees of GGG Global Opportunities, China Partners Private Equity and China  Partners Properties.

Albert O’Neil Grant II
Mr. Grant has over 25 years’ experience in both domestic and international corporate and trade law and over 37 years’ experience in domestic and international estate and financial planning. He was admitted to the Federal District Court in the State of New Jersey, and the Courts in the State of New Jersey in 1971. In 1976, Mr. Grant was admitted to the Courts of the State of New York and the United States Supreme Court. In 2008, he was admitted to the Federal District Court Southern District of New York. He received his Law degree from the University of Maryland School of Law in 1971 and an M.B.A. in International Business from The George Washington University in 1983. During his career, Mr. Grant has negotiated export sales agreements and agency/distributor agreements for US manufacturers entering Europe, South-East Asia and South America. He has represented clients in establishing international subsidiary operations, joint ventures, partnerships, and assisted several non-US entities with their business activities in the United States. He began his career as a New Business Associate at Irving Trust Company from 1972 until 1975 and, following a one-year Law Associate position, he joined the Marine Midland Bank as an Assistant Trust Officer. In 1979, he joined the U.S. Trust Company as a Financial Planning Officer. After graduating from business school in 1983, Mr. Grant served as a Legal Consultant and Analyst to Multinational Marketing Associates of Reston Virginia prior to practicing law with various firms in New Jersey and New York. He established his own law firm in 1988.

Ian Frederick Davison
Mr. Davison is an Associate of the Chartered Institute of Bankers with fifteen years’ experience in banking, finance and property prior to moving into the management and corporate finance consultancy sector in 1991. He still practices as an independent business adviser to private companies and his current activities are performed under the aegis of the Institute for Independent Business, an international training and accrediting body for independent management consultants, on whose general advisory council Mr. Davison now sits.  From 1988 to 1991, Mr. Davison was at Lane Fox and Partners, a property estate agent, as an associate director and developed the firm’s Northern Home Counties presence. Prior to that, he was a Manager of the country house department at Bairstow Eves Country Homes in Hertfordshire from 1986 to 1988. Ian began his career in the finance industry in 1976 at Midland Bank and thereafter moved to Alliance Building Society in 1983, before working with Schroeder Financial Management Ltd from 1985 to 1986.  Mr. Davison is currently a board member of Executives Association of Great Britain Limited and Global & Provincial Corporate Finance Limited.

Mr. Davison was awarded Her Majesty The Queen’s Golden Jubilee Medal in 2002 and holds the Cadet Forces Medal and two clasps. In addition, he is a Commissioned Officer in Training Branch of the Royal Air Force Volunteer Reserve in which he carries the rank of Wing Commander.

Senior Management
China-Asia Executive Committee
The China-Asia Executive Committee comprises 5 members, which includes the three executive Directors referred to above and the following:

Jan Pannemann
Mr. Pannemann brings five years’ experience in the UK, Germany and Holland as a project manager and business analyst for small and medium sized enterprises from Germany and Eastern Europe. His clients during this time included KUG Umwelttechnik and UDG Maastricht Eastern Europe Division. In 2005, he co-founded China Partners. He is a director and the chief executive officer of China Partners as well as a member of the management companies’ investment committees of China Partners Private Equity and China Partners Properties.

Steven Liu
Mr. Liu joined London Asia Capital, an AIM-listed China centric investment company in 2004, after he finished his studies at Lancaster University. In 2005, he co-founded China Partners. He has an understanding of regional requirements and is a member of the local district committee of the Chinese People’s Political Consultative Conference. He is a director and president of China Partners as well as a member of the management companies’ investment committees of China Partners Private Equity and China Partners Properties.

Advisory Board
Carlos Campbell
Mr. Campbell has a B.S. from Michigan State University, a Diploma in Engineering Science from the US Naval Post Graduate School and a Masters of City and Regional Planning from Catholic University of America. He has also completed seminars in corporate governance and auditing at the Harvard Business School, UCLA and the National Association of Corporate Directors between 2003 to 2006. He serves on the boards of three publicly traded corporations, including NASDAQ listed Resource America and Pico Holdings, and is a certified corporate director. He has served on over eighteen corporate boards in the areas of finance, engineering services and transportation. Mr. Campbell served in the Sub Cabinet of President Ronald Reagan as the Assistant Secretary of Commerce for Economic Development with the US Department of Commerce. In this capacity he was the final signature authority for a US$1 billion loan portfolio and a US$300 million program budget.

B.	Compensation

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has six directors: Marc Stephen Koplik, Roger Emile Bendelac, Anastasio (“Taso”) Carayannis, Phillip Roger Howard Connor III, Albert O’Neil Grant II, and Ian Frederick Davison.  The table below sets forth the compensation paid to such directors by the Company under their current contracts.

Executive Compensation

Each executive director has entered into an employment agreement with the Company. The employment agreements provide for the executive Directors to receive a cash bonus of 10 percent of the Company’s consolidated net profit for its first year, to be divided equally amongst them.  The executive directors have the right to be allocated between 45 and 60 percent of any founders’ shares in the capital of the Company’s transactional clients and any start-up companies it is involved with, to be divided equally among the executive directors.  Further, each executive Director is entitled to spend up to $75,000 for travel and entertainment expenses, subject to production of original receipts and provided the same only relate to the business of the Company.  All the executive Directors have the responsibility to unanimously approve requests for all expenses and disbursements exceeding $5,000. The service agreements do not contain any non-compete provisions.

The following table presents all of the compensation awarded to, earned by or paid to each individual who served as a member of our board of directors and as an executive for the fiscal year ending September 30, 2008.  No compensation was paid to our board of directors or executives for the fiscal year ended September 30, 2007.

Summary Compensation Table

Name	Cash salary or Directors’ Fees	Bonus
Directors	A$	A$

Marc Stephen Koplik	60,000
Roger Emile Bendelac	180,000	Cash bonus of 10 percent of company’s consolidated net profit for its first year to be divided equally between executive directors
Anastasio (“Taso”) Carayannis	180,000	Cash bonus of 10 percent of company’s consolidated net profit for its first year to be divided equally between executive directors
Phillip Roger Howard Connor III	180,000	Cash bonus of 10 percent of company’s consolidated net profit for its first year to be divided equally between executive directors
Albert O’Neil Grant II	36,000
Ian Frederic Davison	24,000

Stock Option Grants

The following table sets out certain information relating to common stock options not exercised by our senior management and directors as of November 11, 2008.  All stock options were issued during the fiscal year ending September 30, 2008.  No stock options were issued during the prior fiscal year.

Optionholder	Options	Date of Grant	Exercise Period	Exercise Price (GBP)
Adam Ferencz	250,000	December 17, 2007	3 years	5 pence
Albert Grant	50,000	January 9, 2008	3 years	5 pence
Anastasio Carayannis	2,140,000	December 17, 2007	3 years	5 pence
Anthony Sarkis	250,000	January 9, 2008	3 years	5 pence
Jan Pannemann	500,000	January 9, 2008	3 years	5 pence
Jiasheng Liu	500,000	January 9, 2008	3 years	5 pence
Ian Davison	100,000	January 14, 2008	3 years	5 pence
Marc Koplik	25,000	January 9, 2008	3 years	5 pence
Philip Connor	2,140,000	January 9, 2008	3 years	5 pence
Roger Bendelac	2,140,000	January 9, 2008	3 years	5 pence

Employment Agreements

Pension and Retirement Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Employment Contracts

Except for as disclosed below, there are no employment contracts, consulting agreements, or “change of control agreements” in place between the Corporation and any of its named executive officers.  Although the guaranteed portion of the Executive Directors compensation is deemed as "salary", because they work under the terms of a service agreement with no employee benefits, the guaranteed monthly payment is deemed to be an independent contractor payment from a U.S. tax viewpoint.

Philip Roger Howard Connor III, the Chief Financial Officer of the Company, is a party to an employment agreement with the Company.  His appointment as the chief financial officer commenced October 7, 2007 and continues for a period of five years.  The agreement provides Mr. Connor a salary of $15,000 per month.  As an executive director, Mr. Connor receives a cash bonus of 10% of the principal’s consolidated net profit first year divided equally among all the executive directors of the Company.  The employment agreement also grants Mr. Connor the right to be allocated between 45% and 60% of the Founders shares from the Company’s related transactional clients, above allocation divided equally among all executive directors of the Company.

Roger Bendelac, the Chief Executive Officer of the Company, is party to an employment agreement with the Company. His appointment as the executive director commenced on October 7, 2007 and continues for a period of five years.  The agreement provides Mr. Bendelac a salary of $15,000 per month.  As an executive director, Mr. Bendelac receives a cash bonus of 10% of the principal’s consolidated net profit first year divided equally among all the executive directors of the Company.  The employment agreement also grants Mr. Bendelac the right to be allocated between 45% and 60% of the Founders shares from the Company’s related transactional clients, above allocation divided equally among all executive directors of the Company.

Anastasio Carayannis, the Chief Operating Officer of the Company, is party to an employment agreement with the Company. His appointment as the chief operating officer commenced on October 7, 2007 and continues for a period of five years.  The agreement provides Mr. Bendelac a salary of $15,000 per month.  As an executive director, Mr. Carayannis receives a cash bonus of 10% of the principal’s consolidated net profit first year divided equally among all the executive directors of the Company.  The employment agreement also grants Mr. Carayannis the right to be allocated between 45% and 60% of the Founders shares from the Company’s related transactional clients, above allocation divided equally among all executive directors of the Company.

Ian Davison, a non-executive director of the Company, is a party to an employment agreement with the Company.  His appointment as a non-executive director commenced on December 17, 2007 and continued for a period of twelve months from the date of admission of the shares and warrants of the Company to trading on the PLUS Markets.  The agreement provides Mr. Davison a salary of $2,000 gross per month and the reimbursement for all reasonable and properly documented expenses incurred while performing the duties of his office.  The agreement may be terminated by either party on not less than three months’ notice.  No benefits are provided upon termination of the appointment.

Albert Grant, a non-executive director of the Company, is a party to an employment agreement with the Company.  His appointment as a non-executive director was for a period of twelve months starting from the date of admission of the shares and warrants of the Company to trading on the PLUS Markets.  The agreement provides Mr. Grant a salary of $3,000 gross per month and the reimbursement for all reasonable and properly documented expenses incurred while performing the duties of his office.  The agreement may be terminated by either party on not less than three months’ notice.  No benefits are provided upon termination of the appointment.

Marc Koplik, a non-executive director of the Company, is a party to an employment agreement with the Company.  His appointment as a non-executive director was for a period of twelve months starting from the date of admission of the shares and warrants of the Company to trading on the PLUS Markets.  The agreement provides Mr. Koplik a salary of $5,000 gross per month and the reimbursement for all reasonable and properly documented expenses incurred while performing the duties of his office.  The agreement may be terminated by either party on not less than three months’ notice.  No benefits are provided upon termination of the appointment.

C.	Board Practices

The Board

The Board consists of six directors, three non-executives and three executives. It is intended that a further non-executive director will be appointed to the Board. Such nonexecutive shall be nominated by Orange Corporate Finance (the Company’s PLUS Market advisor), in agreement with the Company (such agreement not to be withheld unreasonably). Until a further non-executive director is appointed to the Board, Orange shall have the right to attend all meetings of the Board and receive Board papers, and the Company shall use its reasonable endeavors to provide monthly management accounts with such papers, within a reasonable time period prior to the holding of such meetings.

The Directors have experience in investment, legal and administration. The board of each subsidiary within Geo Genesis Group, Ltd. shall report directly to the Board. Overall day-to-day management of the Company will be the responsibility of the executive Directors, namely, Roger Bendelac, Anastasio Carayannis and Philip Connor. It is intended that each region the Company operates in will have an executive committee which shall consist of one or more members of the Board as well as senior management of the regional operation. To date, the Directors have established a China-Asia Executive Committee. An Advisory Board has been established to assist the Directors with corporate governance and country specific and regional matters. It is expected that the number of members of the Advisory Board will increase as the Company expands its remit in other emerging markets. The Advisory Board member is currently compensated on a per engagement basis.

The Board holds monthly board meetings. To enable the Board to perform its duties, all Directors have full access to all relevant information and to the services of the Company Secretary. If necessary, the non-executive directors may take independent professional advice at the Company’s expense. The Board consists of six members, three of whom are non-executive Directors. The Board considers the non-executive Directors to be independent in character and judgment and accordingly consider the non-executive Directors to be independent directors for the purposes of the Combined Code. The Board has delegated specific responsibilities to the committees described below.

The Audit Committee

The audit committee, comprising Marc Koplik as chairman and Albert Grant and meets at least four times per year. The audit committee reviews the Company’s annual and interim financial statements before submission to the Board for approval. The audit committee reviews regular reports from management and the external auditors on accounting and internal control matters. Where appropriate, the committee monitors the progress of action taken in relation to such matters. The committee also recommends the appointment and review the fees of the external auditors.

The Remuneration Committee

The remuneration committee, comprised of Albert Grant as chairman and Marc Koplik, meets at least twice a year. It is responsible for reviewing the performance of the executive Directors and for setting the scale and structure of their remuneration, paying due regard to the interests of Shareholders as a whole and the performance of the Company. The remuneration committee also determines the allocation of any share options and will be responsible for setting any performance criteria in relation to the exercise of share options. Given the Company’s size, the Directors don’t consider there to be a need, presently, for a nominations committee. As the Company grows, the Board will assess the need for establishing a nominations committee and will consider developing further policies and procedures which reflect the principles of good corporate governance and the Combined Code.  The Company has adopted a code for the share dealings of the Directors (including members of his family and connected persons) and key employees.. The Directors will comply with the PLUS Rules relating to their dealings in the Shares and will take all reasonable steps to ensure compliance by the Company’s relevant employees.

D.	Employees

Eleven employees are based in our Quingdao offices including our chief-Asia Executive Committee Members Jan Pannemann and Jiasheng Liu.  Our other employees in Quingdao include four project managers, one accountant, and assistants.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in Items 6A and 6B, including members of the executive committees and strategic affiliates.  The table includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held	Number of Options Outstanding (1)	Number of Class A Warrants Outstanding (2)	Number of Class B Warrants Outstanding (2)	Number of Class C Warrants Outstanding (2)	Beneficial Ownership(3)	Percentage Of Class (* indicates less than 1%) (4)
Adam Ferencz	--	250,000	--	500,000	150,000	--	*
Albert O’Neil Grant II	500,000	50,000	250,000	--	--	500,000	*
Anastasio Carayannis	7,800,000	2,140,000	3,900,000	--	--	7,800,000	11.52%
Anthony Sarkis	--	250,000	--	500,000	150,000	--	*
Jan Pannemann	1,485,000	500,000	--	--	--	1,485,000	2.19%
Jiasheng Liu	2,695,000	500,000	--	--	--	2,695,000	3.98%
Ian Davison	--	100,000	--	--	--	--	--
Marc Stephen Koplik	1,400,000	25,000	2,100,000	--	--	1,400,000	2.06%
Phillip Roger Howard Conner III	7,800,000	2,140,000	3,900,000	--	--	7,800,000	11.52%
Roger Emile Bendelac	7,200,000	2,140,000	2,500,000	--	--	7,200,000	10.63%
Total Directors and Senior Management	28,880,000					28,880,000	42.64%

(1) For information regarding the exercise price and expiry date of the options, please see “ITEM 6B. COMPENSATION” above.
(2) For information regarding exercise price and expiration date of warrant, please see “ITEM 10A. DESCRIPTION OF SHARE CAPITAL”
(3) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(4) Percentage calculated based on 67,725,692 outstanding shares of common stock

Stock Option Plan

            On July 26, 2007, pursuant to a board resolution, the Company established a first year option plan for Directors, members of the Company’s executive committees and strategic affiliates. Under such plan, the Company allocated 20 percent of the issued share capital of the Company, (64,200,000 Shares) when the Company acquired Geo Genesis Group, Inc. as its wholly-owned subsidiary on July 30, 2007. The Company was thereby authorized to issue 12,840,000 options over Shares (the “Options”), one Option being exercisable for one Share, and has issued 8,095,000 as of April 7, 2007.

The Board formalized the contents of the July 26, 2007 resolution by adopting a stock option plan, which is referenced in this document as the Share Option Plan. It is proposed that the powers of the Board will be operated through and on the recommendation of the Remuneration Committee. The principal terms of the Share Option Plan, which will apply to all Options to be granted under the Share Option Plan subject to the Company’s admission to the PLUS Markets, are as follows:

The Options shall be exercised in whole or in part by the Optionholder’s delivery to the Company of a written notice (the “Notice of Exercise”) setting forth the number of Shares with respect to which the Option is to be exercised, together with (a) cash, check, bank draft or postal or express money order payable in an amount, equal to the aggregate exercise price for the Shares being purchased; (b) price; (c) with the consent of the Board, a personal recourse note issued by the Optionholder to the Company in a principal amount equal to such aggregate exercise price and with such other terms, including interest rate and maturity, as the Board may determine in its discretion, provided that the interest rate borne by such note shall not be less than the lowest applicable federal rate, as defined in Section 1274(d) of the Internal Revenue Code of 1986, as amended; (d) with the consent of the Board, such other consideration that is acceptable to the Board and that has a fair market value, as determined by the Board, equal to such aggregate exercise price; or (e) with the consent of the Board, any combination of the foregoing. In order to exercise the Option in whole or in part, the Optionholder shall deliver to the Company the Notice of Exercise and related investment letter, payment of exercise price and any agreement not inconsistent with that may then be required by the Company in its sole discretion. As promptly as practicable after receipt by the Company of such deliverables, the Company shall deliver to the Optionholder (or if any other individual or individuals are exercising the Option, to such individual or individuals) a certificate registered in the name of the Optionholder (or the names of the other individual or individuals exercising the Option) and representing the number of Shares with respect  to which this Option is then being exercised. The Company may imprint upon the Option certificates such legends as counsel for the Company may consider appropriate. Delivery by the Company of the certificates for such Shares shall be deemed effected for all purposes when the Company or a stock transfer agent of the Company shall have deposited such certificates in the mail, addressed to the Optionholder, at the address specified in the Notice of Exercise. The Company will pay all fees or expenses necessarily incurred by the Company in connection with the issuance and delivery of Shares pursuant to the exercise of the Option.

The Company will, at all times while any portion of the Option is outstanding, reserve and keep available, out of Shares of its authorized and unissued share capital, a sufficient number of Shares of its capital to satisfy the requirements of the Options. If the Company shall effect any subdivision or consolidation of shares or other capital readjustment, the payment of a dividend, or other increase or reduction of the number of shares outstanding, in any such case without receiving compensation therefore in money, services or property, then the number, class and per share price of shares subject to the Option shall be appropriately adjusted in such a manner as to entitle the Optionholder to receive upon exercise of the Option, for the same aggregate cash consideration, the same total number and class of shares as he or she would have received as a result of the event requiring the adjustment had he or she exercised the Option in full immediately prior to such event.

The Options are not transferable by the Optionholder or by operation of law, otherwise than by will or under the laws of descent and distribution. The Options are exercisable, during the Optionholder’s lifetime, only by the Optionholder. In the event that the Optionholder’s employment (“employment” including service as a director) with the Company or any subsidiary is terminated by the Company without cause (as defined in the Share Option Plan), the Optionholder shall have the right to exercise the Option within 30 days after the latest date on which the Optionholder so ceases to be an employee of the Company or any subsidiary or parent (but not later than the expiration date of the Option) with respect to the shares which were purchasable by the Optionholder by exercise of the Option on such date. In the event that the Optionholder’s employment is terminated by the Optionholder for any reason or by the Company for cause, the Option shall terminate immediately. In the event of the death or permanent and total disability of the Optionholder prior to termination of the Optionholder’s employment with the Company and all subsidiaries or parents and prior to the date of expiration of the Option, the Option shall terminate on the earlier of the expiration date of  the Option or one year following the date of such death or disability.

In the event of the death of the Optionholder prior to termination of the Optionholder’s employment with the Company and all subsidiaries or parents and prior to the date of expiration of the Option, the Optionholder’s executors, administrators or any individual or individuals to whom the Option is transferred by will or under the laws of descent and distribution, as the case may be, shall have the right to exercise the  Option with respect to the number of shares purchasable by the Optionholder at the date of death.

The Share Option Plan is subject to all laws, regulations and orders of any governmental authority which may be applicable thereto and, notwithstanding any of the provisions thereof, the  Optionholders have agreed that they will not exercise the Options granted to them nor will the Company be obligated to issue any Shares thereunder if such exercise or the issuance of such Shares, as the case may be, would constitute a violation by the Optionholder or the Company of any such law, regulation or order or any provision thereof.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

     As of November 11, 2008, a total of 67,725,692 common shares of our capital stock were issued and outstanding.

To the best of the Company’s knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the common shares of the Company, except for those listed below:
Title of Class	Identity of Person or Group	Number of Shares Beneficially Owned (1)	Percent of Class (2)
Common Shares	Roger Bendelac	7,200,000	10.63%
Common Shares	Phillip Roger Howard Conner III	7,800,000	11.52%
Common Shares	Anastasio Carayannis	7,800,000	11.52%
Common Shares	Revelin Investment Corp. (3)	5,000,000	7.38%
Common Shares	Nalin Corporation (3)	5,000,000	7.38%
Common Shares	Spartan Holdings (4)	3,400,000	5.02%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(2)	Based on 67,752,692 common shares issued and outstanding at November 11, 2008
(3)	Nicholas Hauffman has voting and dispositive powers over the shares owned by Nalin Corporation and Revelin Investment Corp.
(4)	Spyro Vlassopoulous has voting and dispositive powers over the shares owned by Spartan Holdings.

There are currently no voting rights arrangements among the Company’s shareholders and directors, nor do any major shareholders have different voting rights.

Shares in the United States
Of the 67,752,692 common stock shares issued and outstanding on November 11, 2008, an aggregate of 30,575,692 shares are held by 25 shareholders in the United States.

Control of the Company
To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person(s) severally or jointly.  The Company is not aware of any arrangements which may at a subsequent date result in a change of control in the Company.

 B.   Related Party Transactions

Except where described elsewhere in this Registration Statement, we have not, during the three most recently completed financial years and the subsequent period up to the date of this Registration Statement, entered into transactions or loans with any (a) enterprises that are directly or indirectly controlled by or under common control with us; (b) our associates; (c) individuals directly or indirectly owning voting right which give them significant influence over us or close members of their respective families, (d) our directors, senior management or close members of their respective families or (e) enterprises in which a substantial interest in the voting power is held or significantly influenced by any of the foregoing individuals (a “Related Party”).

C.	Interests of Experts & Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The Company’s consolidated financial statements are prepared in accordance with International Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

Dividend Policy

The Company is initially seeking to achieve capital growth for Shareholders and while it is not its present intention to pay a dividend, the Company intends to maintain ongoing consideration of its dividend policy. The Management therefore intends that any profits generated by Geo Genesis Group, Ltd. will be retained and applied to working capital.

B.	Significant Changes

None

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details – Price History

Common Shares

Our common shares are not currently traded on any US trading market. Our shares are traded on the PLUS Market under the name GEOP, commencing on April 8, 2007.  The high and low closing trading prices for our stock since we began trading on the PLUS Market on April 8, 2008 was 65 pence and 25 pence, respectively.

For the most recent six months, the high and low market prices for each month:

PERIOD*	HIGH (GBP)	LOW (GBP)
September 2008	40p	25p
August 2008	45p	30p
July 2008	50p	40p
June 2008	60p	50p
May 2008	65p	48p
April 2008	65p	32.5p

*The Company began trading on the PLUS Markets, under the name “GEOP”, on April 8, 2007.

We are registering our common shares, par value $0.001, pursuant to Section 12(g) of the Exchange Act of 1934. All of the shares outstanding are “restricted shares” within the meaning of Rule 144 of the Securities Act of 1933 and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.  The common shares are freely transferable.

As of November 11, 2008 there were 67,725,692 shares of our common stock outstanding; there were approximately 96 registered holders of our common stock.

Warrants

Information on the expiration date and exercise price of the outstanding warrants is listed below in ITEM 10A: DESCRIPTION OF SHARE CAPITAL.

Options

The Company is authorized to issue 12,840,000 Options and has issued 8,095,000 Options as of the date of this document.  A discussion of the rights associated with the options is included under ITEM 6E: SHARE OWNERSHIP.

B.   Plan of Distribution

Not Applicable.

C.   Markets

Our Common Shares are quoted on the PLUS Markets under the ticker symbol GEOP.  We intend to list our shares on the OTC-QX Market.

D.   Selling Shareholders

Not Applicable.

E.   Dilution

Not Applicable.

F.   Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Description of Share Capital

Number of shares of common stock authorized: 350,000,000
Number of shares of common stock outstanding:  67,725,692
Number of shares issued and fully paid: 67,725,692
Number of shares issued and partially paid: 0
Par value per share: $0.0001

Number of shares (book value and face value) of shares in the company held by or on behalf of the company itself or by a subsidiary of the company:

Approximately 1.7 percent of the authorized but unissued share capital will be reserved for the issuance of up to 4,745,000 shares on the exercise of the options to be issued under the Share Option Plan.  Details of the Share Option Plan are discussed under ITEM 6E: SHARE OWNERSHIP.

Approximately 10.8 percent of the authorized but unissued share capital will be reserved for the issuance of up to 30,401,000 shares on the exercise of the warrants.  As of April 2, 2008, the issued Warrants by class are as follows:

Class of Warrants	Warrants	Dates of grant	Expire period(s)	Exercise Price (GBP)
A	26,850,000	August 1, 2007	January 9, 2010	50 pence
B	1,000,000	December 17, 2007	January 9, 2010	70 pence
B	1,685,000	January 22, 2008	January 9, 2010	70 pence
C	575,000	December 21, 2007	January 9, 2010	45 pence
C	300,000	January 7, 2007	January 9, 2010	45 pence

Capital issued during last 3 years (note that company was incorporated in April 2007).

•	On June 22, 2007, the Board of Directors authorized the issuance of 6,000,000 shares as founder shares distributed to the entities designated by its founding directors for cash

•	On July 9, 2007, the Board of Directors authorized the issuance of 4,500,000 shares to other individual founders of the corporation for cash.

•	On July 17, 2007, the Board of Directors approved the issuance of 4,000,000 shares in exchange for the entire share capital of Qingdao China Partners Investment Authority Limited.

•
On July 26, 2007, the Board authorized the establishment of the first year stock option plan for directors, executive committee members, key executives and strategic affiliates of the company.  Under the plan, common stock options representing 20% of the outstanding shares were allocated to be distributed to this group on the completion of the acquisition of Geo Genesis Group, Inc. based in Delaware.

•
On July 30, 2007, the Board authorized the issuance of 46,300,000 shares and 23,150,000 warrants to the existing shareholders of Geo Genesis Group, Inc in compliance with the company’s agreement to acquire 100% of all the 23,150,000 issued and outstanding shares of Geo Genesis Group, Inc.

•
On January 14, 2008, the Company issued 3,525,692 common shares and 575,000 warrants pursuant to the closing of a private placement of common shares and for which each subscriber executed a subscription agreement and paid $0.65 per share.

PLUS Market

In April 2008, the common stock and the Class A and Class B Warrants of the Company were admitted for trading on the PLUS Market.  The Company retained Orange Corporate Finance Limited as a PLUS Corporate advisor to assist with admission to the PLUS Market.

B.	Memorandum and Articles of Association

The following presents a description of certain terms and provisions of our Articles of Incorporation and by-laws.

1.           The Articles of Incorporation of the Company provide that the Company’s principal purpose is to engage in any lawful act or activity for which corporation may now or hereafter be organized under the Business Corporations Act. The powers of the Company are set out in full in clause B of the Articles of Incorporation.

2.           The Directors resolved in a Board meeting on February 26, 2008 to call a meeting of the Shareholders as soon as practicable following admission to the PLUS Markets, to propose the adoption of new Articles of Incorporation and By-Laws which, if passed, will contain provisions regarding the qualifications of the Directors.

3.           The rights and liabilities attaching to all shares and warrants are set out in the Articles of Incorporation and the By-Laws as well as being regulated by the Business Corporations Act and the general law.

Voting Rights:  None of the shareholders have different voting rights.  At any meeting of the shareholders, each shareholder is entitled to vote any shares on any matter to be voted upon at such meeting and shall be entitled to one vote on such matter for each share held by him and may exercise such voting right either in person or by proxy.

Dividend and Profits:  The holders of the common shares have no right to share in the profits of the Company other than through a dividend, distribution or return of capital.  No shares currently outstanding are entitled to a dividend on any fixed date.

Liquidation: Each shareholder is entitled, on a pari passu basis with all other holders of issued shares, to share in any surPLUS on a liquidation of the Company.

Creation of New Classes:  There are no provisions in the Articles of Incorporation permitting the Company or the Directors to authorize the issuance of preferred shares, different classes of shares or non-voting shares.

Share Repurchase: The Company may purchase its own shares in compliance with the Business Corporation Act.

4.           In order to change the rights of the shareholders, the By-Laws must be changed. Any alteration, amendment, or repeal of By-Laws must occur by affirmative vote of the holders of a majority of the Shares at a meeting provided by notice.  The amendment is to be considered and acted upon at said meeting.  The Articles of Association provide that the Directors may alter the By-Laws.  The By-Laws may be amended, added to, altered or repealed or new By-Laws adopted at any regular or special meeting of the Board by the affirmative vote of a majority of the Board, subject however to the right of Shareholders to alter, amend or repeal any By-Law so adopted.

5.           Each shareholder is entitled to receive notice of, and to attend and vote at general meetings of the company.  An annual general meeting shall be called by at least 15 days of notice in writing and not more than 60 days notice.  A meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called with at least 15 days notice in writing.  The notice period includes the day on which it is posted and shall specify the place, date, and time of the meeting, the purpose of the meeting, and, in the case of special business, the name of the person at whose direction the notice is being issued.  The notice shall be given personally or sent by mail, fax, or telex to such persons as are, under the By-Laws and Business Corporations Act, entitled to receive such notices from the Company.

6.           There is no limitation on the right to own our securities

7.           There are no provisions in the By-Laws which would have the effect of delaying, deferring or preventing a change of control of the Company.

8.           Shareholder ownership above 5 percent of the total outstanding issued shares must be disclosed.

C.	Material Contracts
 The following contracts, not being contracts entered into in the ordinary course of business, have been entered into, during the two years immediate preceding the publication of this document.

1.  The Orange Corporate Finance engagement letter dated October 8, 2007 pursuant to which Orange Corporate Finance agreed, inter alia, to act as our financial adviser from the date of the letter and to act as PLUS Corporate Adviser to the Company on an ongoing basis, commencing on admission to the PLUS Markets, for the purposes of the requirements of the PLUS Rules, subject to termination by Orange at any time. Under the October 8, 2007 engagement letter, we agreed to pay to Orange Corporate Finance a corporate finance fee of £25,000, of which a non-refundable deposit of £10,000 was payable on the signing of  the engagement letter with the balance payable immediately upon admission to the PLUS Markets. Additionally, we agreed to grant Orange Corporate Finance an option to subscribe for up to 4 percent of the issued shares of the Company at admission to the PLUS Markets at the admission price of the shares to trading on PLUS. The option is exercisable within three years from the date of admission to the PLUS Markets.  The engagement letter further provided that the Company would pay Orange Corporate Finance, a PLUS Corporate Adviser fee of £20,000 per annum, conditional upon admission the PLUS Markets, which was payable quarterly in advance with effect from admission. The term of engagement is for a minimum of 12 months.  The terms of the PLUS Corporate Advisor engagement were also memorialized in a letter dated April 18. 2008.

The April 18, 2008 engagement letter between orange Corporate Finance and the Company is for an initial term of 12 months effective April 8, 2008 and is terminable on not les than 3 months written notice by either party or such shorter notice period as agreed between the parties.  On September 1, 2008, the April 18, 2008 engagement letter was amended to increase the annual fee paid to Orange Corporate Finance by £10,000 to £30,000.

On October 28, 2008, we entered into a Warrant Agreement with Orange Corporate Finance.  Under the Warrant Agreement, 2,709,027 warrants were granted to Orange Corporate Finance.  The exercise price of the warrants is  42.5 pence and the final exercise date is April 7, 2011.  The warrants reflect the 4 percent ownership interest granted in the October 8, 2007 engagement letter.

3.  The Lock-In and Orderly Market Deeds of various dates in February 2008 between the Company Orange Corporate Finance, the Directors and certain Shareholders, pursuant to which the Directors and certain Shareholders have undertaken to the Company and Orange Corporate Finance not to dispose of any interest they have in the Shares and/or Warrants during the period: (i) from Admission until the first anniversary thereof, save in very limited circumstances; and (ii) from the first anniversary of Admission until the second anniversary of Admission, except in certain circumstances, unless (a) they shall have first consulted with Orange Corporate Finance (or the Company’s PLUS Corporate Adviser at that time, if Orange Corporate Finance is no longer appointed), and (b) such disposal is effected through a broking firm as shall be nominated by Orange Corporate Finance (or the Company’s subsequent PLUS Corporate Adviser) on admission or at any time thereafter. In total, 39,705,000 Shares, representing 58.6 percent. of the shares issued upon admission to the PLUS Market, are restricted from sale for a period of 12 months from Admission and are subject to a further 12 month orderly market period. The lock-in provisions will not apply in a number of limited circumstances, including: (i) in the event of an intervening Court order; (ii) on the death of a party subject to the lock-in; (iii) in respect of a takeover offer; or (iv) the execution of an irrevocable commitment to accept a takeover offer.

4.  Subscription Agreements of various dates in and around December 2007 between the Company and various subscribers, including Victus Capital LP (with subsequent amendments dated February 13, 2008 and February 14, 2008 relating solely to the agreement between the Company and Victus Capital LP), pursuant to which the Company raised US$2,291,700 (less associated costs) having  placed shares at $0.65 each. The subscribers provided the Company with certain representations, warranties and an indemnity in connection with their subscriptions.

D.	Exchange Controls

Marshall Islands

Under Marshall Islands law there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, interest or other payments to the non-resident holders of our common stock.

China
The People’s Republic of China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 3.0% appreciation of the RMB against the U.S. dollar by the end of 2005. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of RMB into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of RMB into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, as Article 5 provides that the State shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises, upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

E.	Taxation

Marshall Islands

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of common shares, provided such shareholders are not residents in the Marshall Islands.  There is no tax treaty between the United States and the Republic of the Marshall Islands.

United States Federal Income Taxation of Our Company

A foreign corporation is subject to United States federal income tax on a net basis only if it is engaged in a trade or business in the United States. A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

Income from the sale of inventory property outside the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside the United States, and (2) the taxpayer has a fixed place of business in a foreign country which materially participates in the sale.

While we have a place of business in the United States, we believe that none of our income would be treated as Effectively Connected Income under the rules discussed above. We anticipate that none of our income will be subject to United States federal income tax on a net basis.  If any portion of our income is treated as Effectively Connected, then such income will be subject to corporate income tax and branch profits tax at a combined rate of 54.5%.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a United States citizen or resident, United States partnership or other United States entity treated as a partnership, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion under the heading "Passive Foreign Investment Company," any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in our common shares on a dollar- for- dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" \ or, in the case of certain types of U.S. Holders,  "general category income", for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common shares are traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by us that are not eligible for these preferential rates (including dividends paid to U.S. Holders other than U.S. Individual Holders) will be taxed as ordinary income.  Legislation has recently been introduced in the U.S. Congress which, if enacted in its present form, would preclude dividends received on our common shares after the date of enactment from qualifying for such preferential rates.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a common share. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

A U.S. Holder generally will recognize realize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Subject to the discussion under the heading "Passive Foreign Investment Company," such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company

A foreign corporation will be treated as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets produce or are held for the production of passive income. If a corporation owns at least 25% by value of the shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We presently believe that we are not, a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis based on our income, assets and market capitalization, among other factors, and is subject to change. If we are classified as a PFIC, a U.S. Holder of our common shares could be subject to increased tax liability upon the sale or other disposition of our common shares or upon the receipt of amounts treated as "excess distributions."

The effect of the PFIC rules on a U.S. Holder may be mitigated if the U.S. Holder makes a valid and timely results may be avoided if a "mark-to-market" election or "qualified electing fund" election.  We will notify U.S. Holders in the event we conclude that we will be treated as a PFIC for any taxable year. U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules, including eligibility for and the manner and advisability of making certain elections with respect to our PFIC status.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common shares that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common shares, unless such dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States or, in the case of an individual, such income is attributable to a fixed place of business in the United States.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met; or

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

F.	Dividends and Paying Agents

None.

G.	Experts

No statement or report attributed to a person as an expert is included in this document.

H.	Documents on Display

The Company will provide, without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company’s principal executive offices at10th Floor, Building No. 7, Shinan Software Park, 288 Ningxia Road, Quingdao 266071, P.R.C.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the financial statements of the Company due to adverse changes in financial markets. The Company is exposed to market risk from changes in foreign exchange rates and interest rates. Inflation has not had a significant impact on the Company’s results of operations.

A substantial majority of our revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollar and Renminbi will affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the Chinese government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. The Renminbi appreciated 18.02% versus the U.S. dollar from July 21, 2005 to March 31, 2008. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

The Company does not currently hedge its exposure to currency or interest rate fluctuations

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants and rights:

Class of Warrants	Warrants Outstanding	Dates of grant	Expire period(s)	Exercise Price (GBP)
A	26,850,000	August 1, 2007	January 9, 2010	50 pence
B	1,000,000	December 17, 2007	January 9, 2010	70 pence
B	1,685,000	January 22, 2008	January 9, 2010	70 pence
C	575,000	December 21, 2007	January 9, 2010	45 pence
C	300,000	January 7, 2007	January 9, 2010	45 pence

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	Not applicable.

B.	Not applicable

C.	Not applicable

D.	Not applicable

E.	Not applicable

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.

ITEM 16B.	CODE OF ETHICS
Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
All financial statement in this Form 20-F, unless otherwise stated, are presented in accordance with International GAAP.  Such financial statements have been reconciled to United States GAAP.

Interim Financial Statements
for the period ended 31 March 2008

CONTENTS

Chairman’s Statement	38

Consolidated Income Statement for the period ended 31 March 2008	39

Consolidated Balance Sheet as at 31 March 2008	40

Consolidated Cash flow Statement for the period ended 31 March 2008	41

Consolidated Statement of Total Recognised Gains and Losses as at 31 March 2008	42

Notes to the Financial Statement for the period ended 31 March 2008	43

Geo Genesis Group Limited

(“Geo Genesis”, “the Company”, “the Group”)

CHAIRMAN’S STATEMENT

This has been a busy period for the Group following its flotation on PLUS in April, during which we have strengthened relationships with existing clients and formed new strategic associations.

Geo Genesis was established to generate revenue from and acquire equity positions in investee companies, advisory clients or assets within emerging markets with an initial focus on China.  We believe that there are numerous opportunities in emerging markets for international investors and companies, and that, due to the combined financial and professional services experience of the Directors, the Group will be able to take advantage of such opportunities by building on and solidifying its existing network of contacts based in emerging market countries.

During the six month period, we made substantial progress in extending the number of clients and client targets.  We anticipate that the fruit of such efforts, in the form of revenue and profit generation, will be collected during the second half of this year and the first half of 2009.

Amongst other activities, we formed a strategic partnership with the Qingdao office of Bank of Communications, China’s first state-owned shareholding commercial bank, to provide comprehensive financial services to joint clients, which provides us with additional exposure to interesting, undervalued companies that may require our services.  Additionally, our strategic partners, Hiking Group Co. Ltd, a large collective group which was formed by five trading companies at provincial level, has referred to Geo Genesis five of its potential investment companies as initial advisory and investment projects.  We have also taken steps toward the establishment of the first of our fund management companies, following the appointment of a Nominated Advisor for a fund raising and listing of CPPE, the China Private Equity Management Company.

The first six months reflect the costs associated with implementation of the business plan and have resulted in an operating loss of US$1,118,466.  A substantial non-cash charge against retained earnings in the amount of US$418,210 was taken as a result of the issuance of options and warrants to key employees and strategic associate of the Group.  Exceptional costs of $428,977 also occurred as a result of the private placing and the listing of the Group’s shares on PLUS.

Whilst difficult market conditions have been experienced worldwide, with a strong team in place and an extensive network of strategic partnerships, we remain confident of providing value added services to our clients, sourcing exciting, undervalued investments and achieving our internal year end objectives.  China is a very exciting place to operate in and I believe we are ideally positioned to take advantage of the commercial potential in what is soon to be the world’s largest economy.

Marc Koplik
Chairman

GEO GENESIS GROUP LTD AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
for the six months ended 31 March 2008

	Notes	Six months to 31 March 2008 (unaudited) $	From 2 April to 30 Sep 2007 (audited) $

Revenue		102,977	56,294
Operating expenses		(374,256)	(133,288)
Administrative expenses		(428,977)	-
Share option charge	5	(418,210)	-
Operating (loss)		(1,118,466)	(76,994)
Finance costs		(73)	(151)
Finance income		9,641	1,382
Net loss before taxation		(1,108,898)	(75,763)

Taxation		-	-
Net loss after taxation		(1,108,898)	(75,763)

Earnings per share
Basic and diluted; cents per share	4	(1.68)	(0.0031)

In accordance with IAS 33 and as the Group has reported a loss for the period, the share options and warrants are not dilutive.

GEO GENESIS GROUP LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
as at 31 March 2008

	Note	As at 31 March 2008 (unaudited) $	As at 30 Sep 2007 (audited) $
ASSETS
Non-current assets
Other intangible assets		14,644	-
Property, plant and equipment		51,583	38,953
Total non-current assets		66,227	38,953

Current assets
Trade and other receivables		87,122	72,019
Prepaid expenses		2,481	-
Cash and cash equivalents		1,932,123	307,337
Total current assets		2,021,726	379,356

TOTAL ASSETS		2,087,953	418,309

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables		126,337	57,015
Total liabilities		126,337	57,015

Equity
Share capital	3	6,773	6,420
Share premium account		2,719,929	428,582
Share option reserve		418,210	-
Translation reserves		1,365	2,055
Retained earnings		(1,184,661)	(75,763)
Total equity		1,961,616	361,294

TOTAL EQUITY AND LIABILITIES		2,087,953	418,309

GEO GENESIS GROUP LTD AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 31 March 2008

	Six months to 31 March 2008 (unaudited) $	From 2 April to 30 Sep 2007 (audited) $
Operating activities
Operating (loss)	(1,118,466)	(76,994)

Adjustments for
Depreciation and amortization	6,568	1,802
Share option charge	418,210	-
	(693,688)	(75,192)
Working capital adjustments
(Increase)/decrease in receivables	(17,584)	50,879
Increase/(decrease) in trade and other payables	69,322	(55,859)
Net cash used in operating activities	(641,950)	(80,172)

Investing activities
Interest received	9,568	1,231
Acquisition of intangible and other assets	(14,644)	-
Purchases of property and equipment	(19,198)	(1,601)
Acquisition of subsidiary	-	300,294
Net cash flow/(used) in investing activities	(24,274)	299,924
Financing activities
Increase in issued capital	2,291,700	86,050
Net cash from financing activities	2,291,700	86,050

Net increase in cash and cash equivalents	1,625,476	305,802
Cash and cash equivalents at beginning of period	307,337	-
Foreign exchange translation differences	(690)	1,535
Cash and cash equivalents at end of period	1,932,123	307,337

GEO GENESIS GROUP
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended 31 March 2008

	Accumulated losses $	Issued capital $	Share premium $	Share option reserves $	Foreign currency reserve $	Total $
Loss for the financial period	(1,108,898)					(1,108,898)
Issuance of shares		353	2,291,347			2,291,700
Foreign exchange reserve					(690)	(690)
Share options reserve				418,210		418,210
Net change in shareholders’ equity	(1,108,898)	353	2,291,347	418,210	(690)	1,627,854
Shareholders’ equity brought forward as at 30 Sep 2007	(75,763)	6,420	428,582	-	2,055	361,294
Shareholders’ equity at 31 March 2008	(1,184,661)	6,773	2,719,929	418,210	1,365	1,961,616

GEO GENESIS GROUP

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 31 MARCH 2008

1.	Basis of preparation

The interim financial statements for the period 1 October 2007 to 31 March 2008 has been prepared on the basis of the accounting policies set out in the Plus Admission Document dated September 2007.

The interim financial statements are unaudited and do not constitute statutory accounts.  The results for the 6 months ended 30 September 2007 do not constitute statutory accounts and have been extracted from the Group’s Plus Admission Document, which contain an unqualified Audit Report.

The Group has not presented any comparative information as the parent company was incorporated on 2 April 2007.

The consolidated financial information is presented in US Dollars unless otherwise stated.

The interim financial statements for the six months ended 31 March 2008 was approved by the Directors on 27 June 2008.

2.	Segmental information

      Segment reporting by geographical location follows for the period ended 31 March 2008 :

	United States		China		Bermuda		Marshall Islands		Total
	$		$		$		$		$
Revenue		105,690		(2,713)		-		-		102,977
Operating expenses		(166,210)		(104,044)		(11,220)		(86,214)		(367,688)
Depreciation and amortisation				(6,568)		-		-		(6,568)
Administrative expenses		(256,131)		-		-		(172,846)		(428,977)
Finance costs		(33)		(40)		-		-		(73)
Finance income		9,641		-		-		-		9,641
Share option charge		-		-		-		(418,210)		(418,210)

Net (loss)		(307,043)		(113,365)		(11,220)		(677,270)		(1,108,898)

3.	Called up share capital

a) Authorised

	31 March 2008 $	30 September 2007 $

Authorised

350,000,000 ordinary shares of 0.0001c each
(2007: 350,000,000 Ordinary shares of 0.0001c each)	35,000	35,000

Allotted, issued and fully paid
67,725,692 ordinary shares of 0.0001c each
(2006: 64,200,000 Ordinary shares of 0.0001c each)	6,773	6,420

b) Share issues during the period

Date of issue	Nominal value per share US$	Market value per share US$	Number of shares issued	Nominal value of issue US$	Share premium increase US$
3 December 2007	0.0001	0.65	100,000	10	64,990
6 December 2007	0.0001	0.65	50,000	5	32,495
28 November 2007	0.0001	0.65	50,000	5	32,495
20 November 2007	0.0001	0.65	100,000	10	64,990
16 November 2007	0.0001	0.65	100,000	10	64,990
27 December 2007	0.0001	0.65	200,000	20	129,980
22 November 2007	0.0001	0.65	200,000	20	129,980
21 December 2007	0.0001	0.65	340,000	34	220,966
4 January 2008	0.0001	0.65	78,000	8	50,692
14 January 2008	0.0001	0.65	2,307,692	231	1,499,769
			3,525,692	353	2,291,347

4.	Basic and diluted loss per ordinary share

The calculation of basic loss per share is based on loss after taxation of $1,108,898 (30 September 2007: $75,763 loss) and on 65,900,428 ordinary shares (30 September 2007: 24,172,929), being the weighted average number of shares in issue during the period.

In accordance with IAS 33, and as the Group has reported a loss for the period, diluted earnings per share is not included.

5.	Share based payments

Share Options
	Number of shares	Weighted average exercise price per share		Weighted average remaining contractual life (years)

Balance at 1 August 2007- exercisable	-	-		-

Options granted in the year- exercisable	7,595,000

Balance at 31 March 2008 - exercisable	7,595,000	5	p	2.73

Balance at 30 September 2007 - exercisable	-	-		-

The fair value of the share options granted has been calculated using the Black-Scholes option-pricing model individually applied to each option granted. The inputs into the model were as follows:

	Issued on 9 January 2008
Share price	7	p
Exercise price	5	p
Expected volatility	22%
Expected life	3 years
Risk free rate	5%

The expected volatility represents management’s best estimate of volatility given the lack of historical information available regarding share price volatility.

6.   Post balance sheet events

On 8 May 2008 the Company was admitted to the Plus Market in the United Kingdom at a price of 35p per share giving the Company a total market capitalisation of £23.7m.

The directors hope that this listing will raise the profile of the Company and advance business activities in both China and other emerging markets.

7.  Reconciliation of consolidated net income and shareholders’ equity prepared under IFRS, as issued by the IASB and U.S. Generally Accepted Accounting Principles

The Company prepared its financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”) since inception on April 2, 2007. On January 4, 2008, the Securities and Exchange Commission (« SEC ») adopted Final Rule Release Nos. 33–8879; 34–57026; International Series Release No. 1306; File No. S7–13–07 Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards (“IFRS”) Without Reconciliation to U.S. GAAP. As a consequence of this release, the SEC now accepts that financial statements closed after November 15, 2007 and included in Form 20-F of foreign private issuers prepared in accordance with IFRS as published by the International Accounting Standards Board (« IASB »).  The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and Interpretations as adopted by the European Union on June 30, 2008. Those principles do not differ from IFRS as issued by the IASB, as explained in note 1.2.

As applicable to GGGI for the fiscal year ended September 30, 2007 and six-month period ended March 31, 2008, IFRS differ from U.S. GAAP for the following items:

Stock-options and warrants

The main difference between IFRS and U.S. GAAP relates to first time application of IFRS 2, Share-Based Payments, and FAS 123R, Share-Based Payments: the dates from which stock-options and warrants grants was expensed were different under both standards: November 7, 2002 under IFRS and June 15, 2005 under U.S. GAAP. Since GGGI issued stock options after these dates, this difference has no effect on the financial statements except the account “Share option reserve” of $418,210 will be reclassified as part of “Additional paid-in capital”.

Impacts on classifications in the consolidated balance sheets, income statements and statements of cash flows

The main impacts on balance sheet classifications are as follows

Accounts Titles/Terminology Used:

US-GAAP	IFRS
Capital stock	Share capital
Additional paid-in capital	Share premium account

TEM 18.	FINANCIAL STATEMENTS

Financial statements are provided under ITEM 17.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this report

EXHIBIT NO	DESCRIPTION
1.1	Articles of Incorporation filed April 2, 2007
1.2	By-Laws
2.1	Form of Common Share Certificate
2.2	Form of Warrant Certificate – Class A
2.3	Form of Warrant Certificate – Class B
4.1	Qingdao China Partners Business License
4.2	Employment Agreement dated October 7, 2007 between Geo Genesis Ltd. and Phillip Roger Howard Connor III dated October 7, 2007
4.3	Employment Agreement dated October 7, 2007 between Geo Genesis Ltd. and Roger Bendelac
4.4	Employment Agreement dated October 7, 2007 between Geo Genesis Ltd. and Anastasio Carayannis.
4.5	Appointment Letter between Geo Genesis Group, Ltd. and Albert Grant
4.6	Appointment Letter dated February 28, 2008 between Geo Genesis Group, Ltd. and Ian Davison
4.7	Appointment Letter between Geo Genesis Group, Ltd. and Marc Koplik
4.8	Warrant Agreement dated October 28, 2008 between Geo Genesis Group Ltd. and Orange Corporate Finance
4.9	Engagement letter dated October 8, 2007 between Geo Genesis Group Ltd. and Orange Corporate Finance
4.10	Lock-In and Orderly Market Deeds between Geo Genesis Group Ltd., Orange Corporate Finance, directors of Geo Genesis Group, Ltd. and Shareholders dated February 2008.
4.11	Subscription Agreements dated December 2007 between the Geo Genesis Group Ltd. and subscribers.
4.12	Stock Option Plan dated July 26, 2007
4.13	Engagement Letter dated April 18, 2008 between Geo Genesis Group Ltd. and Orange Corporate Finance
4.14	Engagement Letter dated September 1, 2008 between Geo Genesis Group Ltd. and Orange Corporate Finance
8.1	List of Subsidiaries

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

GEO GENESIS GROUP, LTD.

November 19, 2008	By:	/s/ Roger Bendelac
Roger Bendelac
Chief Executive Officer

GEO GENESIS GROUP, LTD.

By:	/s/ Philip Roger Howard Connor III
Philip Roger Howard Connor III
Chief Financial Officer